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                                                                       Exhibit 2

             SUPERCONDUCTOR TECHNOLOGIES & CONDUCTUS TELECONFERENCE

                           THURSDAY, OCTOBER 10, 2002

                                  5:00 PM, EST

        THE OPERATOR: Good afternoon, ladies and gentlemen, and welcome to the Superconductor Technologies and Conductus merger conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session and instructions will follow at that time. If at anyone should require assistance during the call, please press the star, then zero keys on your touch-tone telephone. If anyone should disconnect and need to rejoin, please dial 1.888.747.3446. And as a reminder, ladies and gentlemen, this conference is being recorded.

        I would now like to introduce your host for today's conference Mrs. Lillian Armstrong of Lippert-Heilshorn. Please go ahead, ma'am.

        MS. ARMSTRONG: Thank you, Operator. Good afternoon, everyone, and thank you for joining us on short notice for our joint Superconductor Technologies and Conductus conference call. Before we begin, I will review the Safe Harbor provisions that are likely to be applicable to this conference call. Managements' remarks and responses to questions during this conference call may contain forward-looking statements about STI, Conductus and their proposed merger, which would be made in reliance on the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995.

        Forward-looking statements are not guarantees of future performance and are inherently subject to uncertainties and other factors, which could cause actual results to differ materially from the forward-looking statements. Forward-looking statements are generally identified by phrases, such as:
"thinks, anticipates, believes, estimates, expects, intends, plans," and similar words. Forward-looking statements include, but are not limited to, the impact of the merger on future revenues and earnings, the expected closing date of the merger, the ability of the combined company to consolidate and leverage the business, technology, sales force or marketing expertise of each company and the plans, objectives and intentions of the parties regarding the transactions. On behalf of STI and Conductus, we referred interested persons to the most recent annual report on Form 10K for STI and Conductus and to their other respective SEC filings for descriptions of additional uncertainties and factors that may affect forward-looking statements. Forward-looking statements are based on information presently available to senior management of each company and neither company has assumed any duty to update its forward-looking statements.


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        We also encourage interested investors to read the paragraphs regarding additional information at the end of the press release. They review the fact that both STI and Conductus will be filing relevant documents concerning the merger with the Securities and Exchange Commission, including registration statement on SEC Form S4 containing a joint STI Conductus proxy statement and an STI perspective. Investors are urged to read these documents because they will contain important information about the merger. Investors will be able to obtain these documents free of charge at the SEC's web site www.sec.gov after they are filed. They will also be available from the companies directly.

        With that, I will introduce our participants today. From STI we have Peter Thomas, President and Chief Executive Officer; and Marty McDermott, Senior Vice-president and Chief Financial Officer. From Conductus, we have Charlie Shalvoy, President and Chief Executive Officer; and Ron Wilderink, Vice-president of Finance and Chief Financial Officer.

        The teams are together at Conductus this afternoon where the integration teams, referred to in the press release, will be gathering later today. And without any further adieu, I will turn the call over to Peter Thomas of STI.

        MR. THOMAS: Thank you, Lillian. And good afternoon, everyone. Following my opening remarks, I will turn the floor over to Charlie. Then Marty will summarize the financial aspects of the deal. I will return for a summary before opening the meeting for questions.

        I am extremely pleased to be talking to you all today on this afternoon's news. Superconductor Technologies and Conductus have signed a definitive agreement to merge the two companies. And we feel the combined company will have a greater presence within the telecommunications equipment sector, enabling STI to be a much stronger force in the industry poised to take advantage of the wireless industry's recovery, which we do believe will occur in 2003.

        Under the terms of the agreement, the combined company will retain the STI name. Conductus will merge into a subsidiary of STI. Conductus shareholders will receive six-tenths of a share of newly issued STI shares for each share of Conductus. We expect the deal to close by December 31st of this year and, of course, it is subject to the customary regulatory approvals and to shareholder approvals.

        This merger is another example of consolidation within the telecommunications equipment sector. STI is merging with Conductus for both strategic and financial reasons. Strategically the combination of STI and Conductus creates the undisputed market leader and high temperature superconducting products for wireless networks. STI has delivered strong results in commercializing HTS wireless network technology. Conductus has made excellent progress towards building government products and contracts business based on HTS filter technology.

        Concurrent with the merger, we also announced that the companies have secured firm commitments from existing shareholders for fifteen


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million dollars in new equity financing through a private placement to be infused into the company at the close of the merger. When the merger closes, the combined company will have a strong balance sheet and a strengthened financial position from which to grow and to achieve profitability.

        The combined company will be headquartered in Santa Barbara, California, and also maintain a presence in Sunnyvale, California. I will be the president and chief executive officer of the new STI. Charlie Shalvoy, President and CEO of Conductus will be the executive vice-president of STI and president of the Conductus subsidiary.

        The resulting combination creates a stronger force to bring the benefits of HTS to top-tiered wireless carriers and to the government. Our commercial competition comes primarily from conventional solutions such as those offered by RF-filters and amplifiers and tower-mounted amplifiers. We are making inroads with this competition, and we believe our progress will now accelerate. I believe this combination has the potential to accelerate the company's progress to profitability. I predict that STI could break even by as early as mid-2003. This will occur by achieving the sales of both companies while restructuring to accomplish these sales at substantially lower costs than those of each individual company combined.

        I would now like to turn the call over to Charlie Shalvoy. Charlie?

        MR. SHALVOY: Thanks, Peter. The combination of Conductus and STI represents thirty years of collective experience in the development of superconductive technology. Despite the common goals of the two companies, particularly in recent years, the strength of the two organizations are actually quite different. As a result, there is a remarkable synergy in the combination that will result in a new company whose capabilities far exceed those of the parent company.

        STI has developed a highly effective and highly reliable cryogenic cooler that is a key element of all of its products. They have also made remarkable strides in manufacturing technology for HTS systems including efficient and cost effective back-end assembly, testing and production. Conductus has developed highly scalable technology for the production of superconductor wafers and has developed a broad range of advanced filter technology for use in both commercial and government applications. In addition, Conductus has established a growing business in HTS based products for government customers. The two companies have both been providing HTS filter systems to major wireless operating companies and together can accelerate the widespread commercial deployment of the technology.

        The broad areas in which each company brings particular strength are already well known to us. However, at a more detailed level, there are numerous opportunities to integrate the capabilities of the two companies to provide improvements, solve problems, streamline processes and accelerate overall progress. Starting immediately, integration teams composed of key individuals from both companies will begin meeting to assess the capabilities and


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assets of both organizations and create detailed plans and schedules for the integration of the two companies. These teams are to complete their tasks before the close of the merger.

        It is our intention to take the best from the each of the companies to produce a new company whose promise far exceeds what either of the original companies could offer. But in addition to its greatly enhanced capabilities, we also expect the expenses of the new company to be significantly lower than the combined expenses of the current company. By reducing redundancies and inefficiencies, we expect to accelerate the timetable toward profitability.

        Both Conductus and STI have worked on government sponsored R & D contracts for many years, utilizing this mechanism to subsidize significant amounts of our overall technology development. This technology development has been instrumental in the evolution of the commercial products of both companies as well as for providing capabilities desired by the government. At Conductus, we have been developing an ongoing product business for government customers primarily in defense, intelligence and law enforcement applications. The fundamental benefits of HTS technology that fuel our commercial product offerings are equally significant in government application. In addition, the government has continued to finance the development of enhanced capabilities such as tunable filter technologies that are of particular need in their application.

        The market for products based on these capabilities appears to be growing over time, particularly in this era of heightened need for security, intelligence gathering, effective battlefield communications and other critical communication. The newly merged company will be very well positioned to continue the development of this promising market as newly available capabilities, such as the STI cryo-cooler as well as the combined customer relationships of the two-parent companies are brought to bear.

        We believe that government contracts and products will be of significant revenue source to the new company immediately and will be a growing source in the years to come.

        Both -- both Conductus and STI were founded in 1987 in response to the exciting discovery of high temperature supersonictivity. Both companies were dedicated to the widespread commercialization of HTS materials for electronics applications. By combining the two companies, the prospects for competing in these original goals are brighter than ever.

        MR. MCDERMUT: Thank you, Charlie. And I am going to now address some more details of the structure, the financing and the combined model.

        Under the terms of the agreement, STI will acquire Conductus on a reverse triangular merger. Superconductor's common stock will continue as publicly traded stock after the close, which, as Peter has stated, is expected to close on or before December 31st of this year. We will issue .6 shares


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of our stock for each share of Conductus' common stock and the merger is intended to qualify as a tax-free reorganization.

        Also, prior to signing the definitive merger agreement and condition upon closing this transaction, we have received commitments for fifteen million dollars in a round of financing. These private investors will receive shares of $0.95 cents and 25% percent warrant coverage at a strike price of a dollar nineteen ($1.19). Please refer to our joint registration statement, which will be filed as soon as possible for further details.

        And as a result of this financing, the combined STI will have a solid balance sheet and achieving a break-even assumption, cash to last well into 2004.

        Going forward, our major focus will obviously be streamlining the combined operations. We anticipate achieving significant cross-savings in a number of areas including sales and marketing, R&D, product development and general administrative activities through the elimination of redundancies and the efficiencies realized by the new infrastructure.

        As Peter stated earlier, the new STI could break even by as early as mid-2003, and we believe the combination of STI and Conductus will enhance and accelerate our timetable to achieve it. The break-even commercial revenue level of the new company we expect it to be between ten and eleven million dollars after reducing the combined company's overhead of up to almost thirteen to fourteen million dollars. Management anticipates providing more guidance on the combined company's model at or around the time of the close. Now back to Peter.

        MR. THOMAS: Thanks, Marty. The combination of STI and Conductus will be a potent force as we leverage the government business Conductus brings and further penetrate the top-tier wireless carriers on the commercial side. Current and perspective Conductus customers will be introduced to the SuperFilter(R) and SuperLink(TM) Rx product lines immediately. All ClearSite(R) users will continued to be fully supported while transition go to the SuperLink Rx products family which -- upon which future commercial products will be based. The future STI will benefit from a more powerful sales force as for the most -- as for the most part STI and Conductus have been pursuing different regions within the carriers. Our target list to combine these regions into one list resulting in an immediately broader and stronger presence with our commercial customers.

        As we sit here, we are -- we not only are proud of the work that has led us to this point, but more importantly we look forward to harnessing the collective strengths of the two organizations including the best in cryogenic cooling technologies, filter design, wafer fabrication technology, back end assembly and testing, marketing, and sales and service. We are confident that in addition to creating a better organization, we will be taking a giant step forward in meeting commercial and government customer needs and creating a strong force to compete against the conventional solutions being offered to wireless carriers to improve and/or expand their networks.


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        Upon completion of the merger, we fully expect the new STI will be well positioned to benefit from the industry's recovery, and I look forward to updating you in the future on our successes.

        We are now ready for your questions.

        THE OPERATOR: Thank you. Ladies and gentlemen, if you have a question at this time, please press the one key on your touch-tone telephone. If your question has been answered or you wish to remove yourself from the queue, please press the pound key. If you are using a speakerphone, please lift the handset before asking a question. One moment please for our first question.

        Our first question comes from Casey Ryan of Wells Fargo.

        MR. RYAN: Hi, Peter. Hi, Charlie.

        MR. THOMAS: Hi, Casey.

        MR. RYAN: Well, I think this is probably the best move here in this environment. I am wondering -- and I may have missed this on the call -- if you guys talked about what -- I mean, will you guys have a combined product or will you maintain both technology sets in terms of product development going forward?

        MR. THOMAS: Casey, I am going to -- to act as a moderator to field the questions and answer them unless they are tough questions and in which case I will turn them over to Charlie.

        MR. RYAN: Okay.

        MR. THOMAS: I did say on the call that the future products -- the commercial product line will be based upon the SuperFilter(R) and SuperLink Rx product families.

        MR. RYAN: Okay.

        MR. THOMAS: And those will be introduced to all customers shortly. But by the way, we have every intention of continuing to support the ClearSite(R) business.

        MR. RYAN: Okay. And then I am also interested in wondering what does it do to the work that you are doing -- well, both companies are doing -- trying to get, you know, major operators interested in adopting the technology. Does it have a material factor or cause you to have to re -- you know, go back to the drawing board and do -- redo certain presentations and things like that? Because, I mean, in terms of the advances maybe Conductus has made, you know, you guys might have to re-approach those.


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        MR. THOMAS: Well, it seems to me that this strengthens those presentations. But as far as making -- as far as the presentation, I guess Conductus might have to take the Conductus name off but -- off the -- (inaudible).

        MR. RYAN: Okay.

        MR. THOMAS: But, in fact, we are at -- as Charlie said here, there are -- while we have been doing more or less the same things, we really do have quite complimentary strength. And this seems to me to be a great opportunity to emphasize our strengths obviously and take advantage of -- in our integration planning of consolidating our strengths and eliminating our weaknesses and that that should be a plus for the customers, and I would expect the customer population to -- to take this positively. I think I would like to ask Charlie to expand upon that.

        MR. SHALVOY: Yeah, Casey, I would amplify on what Peter said by saying that as we found out as we got into the due diligence, we have got some very complimentary -- for example, in the area of filters, complimentary filter technologies that would allow us to provide different levels of performance to solve different types of customers for -- different types of problems for customers. So, the combined product offering -- the consolidated product offering would be able to offer a different solution for different customer problems than -- and be a one-stop shopping for us, if you will, for the customer to solve their -- all of their RF interference and coverage problems.

        MR. RYAN: Okay. And you guys haven't gotten any feedback directly from current and potential customers maybe on -- on the merger, I mean, just maybe even hypothetically?

        MR. SHALVOY: The merger was announced about an hour ago.

        MR. RYAN: Okay.

        MR. SHALVOY: We will be talking to each of the major customers, Casey, as you can imagine. And the key things that we are going to emphasize, of course, is that we are totally committed to supporting those customers who have purchased either SuperFilters or Conductus ClearSite(R) products. And in terms of moving or transitioning to a new product platform, a SuperFilter(R) based platform, we will work very closely with them to make any transition a smooth and seamless transition for them. I mean, taking care of our customers is our number one priority.

        MR. THOMAS: Did that answer the question?


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        THE OPERATOR: Our next question comes from Matt Hoffman of Soundview
Technology.

        MR. WILLY: Hi. This is Jason Willy for Matt Hoffman. I wanted to say congratulations, guys, on the merger.

        MR. THOMAS: Thank you.

        MR. WILLY: You know, kind of thought all along the consolidation makes a lot of sense for both of you guys. So, I am very pleased to see that it's taking place.

        A couple of quick questions on a few of the numbers that you mentioned, and then I wanted to ask another question on the product combination. What was the -- the level of overhead reductions? Did you give a number there I believe?

        MR. THOMAS: Go ahead, Marty.

        MR. MCDERMUT: I gave between thirteen and fourteen million as our estimate at this point.

        MR. WILLY: Okay. And for the financing, what were the terms on the warrants again?

        MR. MCDERMUT: The warrant terms strike price -- warrant coverage is 25% percent and stock price is a dollar and nineteen ($1.19) cents.

        MR. WILLY: Okay. Great. And the product question was -- I mean, you talked a little bit about the inroads that Conductus has made with the government. And I was wondering will you continue to provide the Conductus product to government customers or will you also be transitioning them to more the SuperFilter(R) product?

        MR. MCDERMUT: At the present time, we would continue with the Conductus product line, as far as the government customers are concerned.

        MR. WILLY: Okay.

        MR. THOMAS: And I might just amplify on that also in that the -- the product platforms that we supply to the government customers, Jason, are different than the platform that either Conductus or STI provide to commercial customers. And some of these platforms are designed for airborne applications. Some are designed for portable applications so they can be moved around. There are a number of specific different types of applications for these


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intelligence, military or law enforcement customers that require different platforms. And we have developed a family of platforms through these government customers.

        And then in addition to that, we have developed filters that are specific to the frequencies that these government customers are interested in. So there's a whole family of filters that we included in these product lines as well.

        MR. WILLY: Okay. Now, I mean, how does this work with the products that STI is providing currently to the government?

        MR. MCDERMUT: STI is not providing products to the government right now. STI has made a different decision than Conductus bid, oh, about three years to focus our government work purely on an R & D contracting. And R & D contracting as the type, for the most part, is very synergistic with our commercial product lines. So, the last product we provided through the government was probably four years ago.

        MR. WILLY: Okay. I guess, then, I am a little confused with the second part of the press release that came out, the revenue shortfall that was blamed on a delay and a government order.

        MR. MCDERMUT: That's the government contract order. It was for government research.

        MR. WILLY: Okay.

        MR. MCDERMUT: Not product.

        MR. WILLY: Great. All right. Thanks a lot guys.

        MR. THOMAS: Okay. Thank you.

        THE OPERATOR: Our next question comes from Blaine Carroll of Adams Harkness.

        MR. CARROLL: Yeah. Thank you. Hi, guys.

        MR. THOMAS: Hi, Blaine.

        MR. CARROLL: Congratulations.

        MR. THOMAS: Thank you.

        MR. CARROLL: It strategically makes a lot of sense. I echo the other comment.


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        Just sticking with the government very quickly, Marty, I heard you say eleven million in commercial revenue for break even but what was the government number?

        MR. MCDERMUT: I didn't give guidance on that.

        MR. CARROLL: Ha, ha, that's why I didn't hear it.

        MR. MCDERMUT: I mean, we don't have a break even. With -- the way that eleven million works, with the government business that we are anticipating and we have built into our forecasts, then if we have ten to eleven million dollars worth of commercial revenue, we will break even. They are not two separate break-evens because then, you know, there's one break-even for the company. And the break-even was calculated based -- assuming what is actually a much more pretty stable base of government business and then calculating how much commercial business we need for that to give us a break-even on the bottom line.

        MR. CARROLL: Okay. So, it's fair to assume, Peter, based on that, that most of the synergies, like, end up coming out of the commercial side of the business; is that fair?

        MR. MCDERMUT: No. I don't think so.

        MR. WILDERINK: Blaine, this is Ron Wilderink. Maybe I can amplify on this a little bit if that's okay. Clearly things on the government's side, especially on the contract that's especially important to know is that government contracts, the way they are established, not only pay for and rub cover and cover the cost of direct labor, but they also absorb overheads and G&A and other manufacturing and that type of costs. So, inherently, there is something like a 5% to 10% percent profit margin built into the calculation of the revenues. It's a very profitable business from that perspective.

        MR. CARROLL: Okay. It's typically cost plus, Ron?

        MR. WILDERINK: That's correct.

        MR. CARROLL: Okay. Okay. And then, secondly, just looking at some of the cost synergies down in the operating line, I know, you know, the big initiatives of late have been to expand the international presence. Could you talk about, you know, some of the overlap or some of the synergies, you know, that both of you would have in the international market.

        MR. THOMAS: Well, in the international market, we both have been focused and have been doing work to develop a market for our products in Japan, I would say, in very recent periods. Conductus has done, in


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fact, more of that than we have right now. Conductus -- I would say STI has activities probably more so than Conductus in South America at this point in time in Brazil, but both of us have been working in Mexico. STI has been developing a market and, in fact, even possibly a joint venture in China at this point in time. And I guess I will turn it over to Charlie to further expand on Conductus' zone, part of the international.

        MR. SHALVOY: Sure. Blaine, you know, in each of these different parts of the world as Peter indicated, what we will seek to do is to have one channel of distribution that would provide both sales and service support. So, we both have been active in certain areas like Japan and Mexico. So, we seek to, as part of our integration strategy, focus on our -- or define our one channel of distribution. And STI has established some beachheads in other parts of Latin America, particularly South America and China. And so we would seek to funnel all our products through those channels of distribution.

        As part of the overall planning for next year, one of the things we are going to look at, of course, is what other parts of the world make sense for us to move into and that will be part of the planning process that we go through between now and the end of this calendar year in terms of putting together our operating plan for next year.

        MR. CARROLL: Okay. And I guess, lastly, any attendance the AEA coming up?

        MR. SHALVOY: The AEA conference is large cap companies hundred million plus, and so we both presented at the smaller cap conference earlier in the year.

        MR. CARROLL: Okay. All right. Great. Thanks, guys, and congratulations.

        MR. SHALVOY: Thank you, Blaine.

        THE OPERATOR: Our next question comes from Terance Whalen of US Bancor Piper Jaffray.

        MR. WHALEN: Thank you and good afternoon. Let me also echo my congratulations on the announcement. Now, my question actually pertains to some of the cost savings that were discussed earlier. I think that most of the discussions so far has dealt with operating costs in the discussion of efficiencies there. Can you also please mention efficiencies that will arise directly to the cost of goods line; in other words, will blinded gross margin improve because of efficiencies from the merger? Thank you.

        MR. THOMAS: Let me answer that. Firstly, by one of the major reasons -- one of the major ways to get cost efficiencies is, of course, the


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focus on one single commercial product line. And as I said, we are doing that by building the future based upon the Superconductor SuperFilter(R) product line. And we have a fairly substantial amount of production experience and production and volume in that product line.

        One of the things that we have always been concerned about is -- is how scalable our wafer fabrication operation is, and we have been working lately to develop a -- a -- in cooperation with actually a company in Germany to develop a new process for scaling wafer fabrication. This new process is almost identical to the wafer fabrication process that Conductus uses. And so one of the ways that we expect to get continued operating margin improvements -- gross margin improvements on our commercial product line as we go forward by reducing approximately the cost of goods is by integrating in its own -- the wafer fabrication based upon the technology and process that Conductus uses here in Sunnyvale.

        MR. WHALEN: Great. Thank you. And then one follow-up, please. It's regarding government contracts. Is there any sort of requalification with the government required considering the merger?

        MR. THOMAS: And the answer to that is no because in this thing called a reverse triangular merger, it means that Conductus, as a legal entity, does not go away. It becomes a subsidiary of STI and the government contracts they have will continue in course just as they are and we will -- we as a combined organization will -- I am sure that they are completed satisfactorily.

        MR. WHALEN: Great. Thank you and congratulations.

        MR. THOMAS: Thanks again.

        THE OPERATOR: Our next question comes from Douglas Adams of Davenport Company.

        MR. ADAMS: Good afternoon, Peter and Charlie.

        MR. THOMAS: Hi, Doug.

        MR. SHALVOY: Hello, Doug.

        MR. ADAMS: And congratulations.

        MR. SHALVOY: Thank you.

        MR. THOMAS: Doug, you finally made a right investment decision.


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        MR. ADAMS: Well, I get to visit Santa Barbara without increasing my coverage list.

        MR. THOMAS: Strategically placed.

        MR. ADAMS: I wanted to just get a little flavor in terms of current market opportunities both on the commercial products side and then on the government products side in terms of what do you see in the -- you know, in the next six to nine months in terms of opportunities. And lastly since you are already cooperating on this issue, is there any update on your litigation with ISCO?

        MR. THOMAS: Okay. I'll -- I'll start on the commercial one and then maybe I'll make a comment on the ISCO and Charlie can add to my comment and can also address the government product line.

        Commercially I'd say in spite of the earlier question about international as far as the -- as far as our business we are going to get in the year 2003 is going to be -- heavily come from this country. There will be some international inputs to it, but the largest part of it will come from this country. We have -- as you know, had a nice ongoing relationship in the case of Conductus with Dobson in the case of STI with Alltel Corporation and US Cellular Corporation. Those we believe are continuing good relationships and we -- and that they provide a certain amount of stability and predictability as we go forward into this next year.

        Interestingly in this last year of absolute horrible telecom meltdowns, you would be amazed at how much work is going on in a lot of the large carriers to find ways to improve and expand their networks, and maybe this is reasonable, that instead of just dumping in more and more and more base stations, they are looking for other ways to improve on the networks and expand the their networks and, therefore, most of the other large carriers. Verizon and especially that AT&T Wireless, Singular, Western Wireless in this country are -- are quite involved in -- in approving our product lines, developing general purchase agreements, trialing them. And with the expectation with -- with so far, by the way, very good results in all the cases that I am aware of right now and very good prospects for moving forward.

        And I think I started saying earlier at the very beginning of the call that I was optimistic that there was a turn-around coming or an improvement in coming into the wireless industry in the next year in that regard. I am really thinking about improvement in the parts of the wireless industry that affect us. You will probably read about proposed reductions in capital expenditures by these carriers over the next year, but, in fact, these carriers buy lots of stuff. They buy buildings and towers and all sorts of stuff. And, in fact, adding a lot of the new base stations is probably not going to be heavy on their list.

        But improvements -- but spending money on base station electronics again for capacity and for -- and for improvements in performance is a pretty high priority with these customers right now. And as we at least implied


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earlier on too, it turns out that especially at a couple of these large carriers where we have both been involved we, for the most part, been both been involved in different areas, different regions of these -- these carriers. So, there's an additive compliment to -- to our combined effort over this next year.

        That's a rather long-windy response to your question about commercial marketplace. I'll just quick touch on ISCO and then on to let Charlie answer the question you asked about the government products business.

        As far as ISCO is concerned, I guess we don't know of any reason why this will make a big change in the litigation. As you may know, Conductus and STI have been working together in a joint defense on this case for more than a year now. And we -- so we -- all this does is make our joint defense case even -- you know, our working to get even better in that regard. And I don't think there is any reason to believe there would otherwise be a change in the litigation that's going on right now. Charlie, you can add to those or talking about --

        MR. SHALVOY: Sure. A brief addition on that commercial side and then I'll talk about government. On the commercial side, as Peter mentioned, there are three large North American carriers that both of us have been qualified with -- I think we have mentioned that in our last conference call. And we believe that we can start receiving -- the pipeline will start flowing with orders from between one or up to all three of these by the end of this year. So we feel that we made good progress on that front.

        On the government front, there are -- have been a number of contracts -- R & D contracts as well as product orders that have been budgeted for the new government fiscal year which, of course, started at the beginning of October. So, we are expecting to be able to announce some new R & D contract orders as well as product orders once again before the end of this calendar year.

        MR. ADAMS: On the number that's been talked about in terms of commercial break-even, was that eleven million?

        MR. MCDERMUT: Ten to eleven million.

        MR. ADAMS: Ten to eleven million. Okay. And in terms of the capital that's being invested, the fifteen million, what is -- assuming that break-even is possible by mid '03, what kind of cash level -- cash burn level do you expect on that, you know, pro forma basis through the first half of '03?

        MR. MCDERMUT: I don't think we are prepared at this time to put forward a figure for that for fiscal. I would expect that by the time we come to get for -- at the close of this merger we will be able to -- I mean, we have our forecasts right now, but we are not prepared to make them public at this time.

        MR. ADAMS: Okay. Well, congratulations again. Certainly look forward to seeing you both again soon.

        MR. THOMAS: Great. Thanks, Doug.

        THE OPERATOR: Our next question comes from Casey Ryan of Wells Fargo.

        MR. THOMAS: Are you there, Casey?

        THE OPERATOR: He must have stepped away from his phone.

        MR. THOMAS: Okay.

        THE OPERATOR: Once again, if you have a question, please press the one key.

        Our next question comes from Andrew Shapiro of Lawndale Capital Management.

        MR. SHAPIRO: Thank you. A few questions if you don't mind. Can you -- First off, the deal makes a ton of strategic sense, but can you tell me how the ratio of shares to be granted to Conductus shareholders was determined?

        MR. THOMAS: Hello, Andy.

        MR. SHAPIRO: Hi.

        MR. THOMAS: The way this occurred is that Charlie and I sat down and I looked at Charlie and I said, you know, I don't think Conductus is worth very much. And Charlie looked at me and he said I think it's worth about twice what STI is worth. And we worked on that for a while. And then we decided we better get some outside advisors to help us in this effort.

        MR. SHAPIRO: Right.

        MR. THOMAS: And after about two months of work with outside investors and with ourselves, we came to this conclusion. And, of course, it was based upon doing valuations for both companies using numerous kinds of methods from the enterprise values to -- to market capitalizations, to comparisons of revenue to capitalization and so forth. So, it was a lengthy and I think a detailed process at which we finally came to a -- a figure that both companies and both boards of both companies felt was fair.

        MR. SHAPIRO: Okay. And then the price for the private placement investment, can you explain in better English what this 25% percent warrant coverage dollar nineteen, all that stuff, works out to be or what that means?

        MR. MCDERMUT: Well --

        MR. SHAPIRO: The strike price is a buck nineteen. And when you say -- is that what it is, and then what does the 25% percent coverage mean?

        MR. MCDERMUT: That means of the number of shares that will be issued, another 25% percent of the shares are available -- are for warrants.

        MR. SHAPIRO: For an additional -- So, if you issued a million shares, you are going to give them another two hundred and fifty thousand warrants at a buck nineteen?

        MR. MCDERMUT: That's right.

        MR. SHAPIRO: Okay. So that's more plain English, which we like. And the $.95 cents was -- what's the terms on this paper? Is this a straight registered tradable shares? Are they restricted for how long, or is this some type of senior paper?

        MR. MCDERMUT: It's straight common equity that it is a private placement. So, upon the complete of the closing of the deal, we will file a registration statement to get the shares registered, and we would certainly hope that that registration statement would go effective -- is certainly inside of ninety days. And at that point, there are no restrictions on the shares then.

        MR. SHAPIRO: Okay. And then last but not least, both companies have spent a great deal of money developing their technology and at a cost far in excess of the revenues you generated and thus have been huge net operating loss tech carry forwards created. You've also, though, had to raise a lot of money each in supplement through financings. I am not sure if the company is currently are subjected to limitations on cause by change of control due to the financings on the utilization of their NOLs. But if that is the case, are the limitations cranked down and if there is no -- if there are no limitations, to what extent does the proposed transaction and the new financing trigger or measurements towards change of control that reduce the utilization of the NOLs?

        MR. THOMAS: That's a really good question, and I will turn it over to Marty.

        MR. MCDERMUT: Andy, these transactions on both sides will kick in a 382 limitation and, you know, the exact amount of carry forwards that will be -- you know, we don't lose the carry forwards limited per year and it needs to be calculated when the deal closes.

        MR. SHAPIRO: Right.

        MR. MCDERMUT: But there will be a change.

        MR. SHAPIRO: And, in general, what is the carry-over amounts that Conductus has today and the carry-over amounts that ISCO has today that I am assuming gets aggregated and then subjected to the limitation?

        MR. MCDERMUT: Yeah. No, both entities have around ninety million -- or Conductus is around seventy million. We're around ninety million. And that's the amount that we can use. It's just limited per year on -- you know, based on the marketplace.

        MR. SHAPIRO: I would actually be pleased if you generated enough combined income at least to trigger the limitation.

        MR. MCDERMUT: I looked at it -- right. Exactly. I looked at it. I want to trigger taxes and worry about it later.

        MR. SHAPIRO: Right. So, okay. Very well. Thank you very much.

        MR. THOMAS: You're welcome, Andy.

        THE OPERATOR: Once again, if you have a question, please press the one key on your touch-tone telephone. We will pause one moment.

        We have a follow-up from Andrew Shapiro of Lawndale Capital Management.

        MR. SHAPIRO: If the combined entities are now going to fall within ISCO, presumably that means everything falls within your staggered forward and all. What is the new board of directors' envision to look like?

        MR. THOMAS: At the time of the closing there will be --

        MR. MCDERMUT: Twelve people.

        MR. THOMAS: -- on the board. There will be our present board, which is -- which is eight people. And there will be three persons added from Conductus. That includes Charlie here and two other gentlemen, Martin

Kaplan and David Short. And then finally there will be a representative of one of the investors at that time, at the time of closing.

        MR. SHAPIRO: And will they then be thrown into the respective staggered classes and maintaining the staggered board or is there some other change anticipated?

        MR. THOMAS: I know your desires, Andy, but we are not changing at this point in time. We have enough going on right now.

        MR. SHAPIRO: Very well. Thank you.

        THE OPERATOR: There are no further questions at this time. Would you like to proceed with any closing remark?

        MR. THOMAS: All right. I would just thank everyone for joining this call on such short notice, and actually I -- also for expressing your what have been almost unanimously positive expressions about this action that we are taking. We are pretty excited about it. We think it is really going to be a way for this HTS industry to break into black figures shortly, and that we are certainly going to be the dominant force in this industry. So, we are all looking forward to it.

        Charlie and I have known each other for quite a long time now, and we certainly have been working close over the last year. We are looking forward to continuing to work close and for that STI and Conductus organizations to become a single team and work together.

        Those are my closing remarks. I thank you. I'll talk to at least some of you again when we have an earnings release, which will at the beginning of November. And let me ask Charlie to input his own remarks.

        MR. SHALVOY: My summary comments would be that I think Peter and I have both shared a vision that HTS electronics could be a major industry in the wireless business or commercial customers and government customers. And as part -- one of the results of this merger is that we are going to take the best of breed or the best capabilities from these two companies and put it together into one company that will have tremendous assets to take advantage of the market opportunities for both commercial and government customers.

        So, we are excited about the opportunity. We think that this is a wonderful opportunity for the employees and shareholders and also for our customers to bring this new technology to widespread deployment. And now we need to roll up our sleeves and successfully integrate these companies and build it up to a large profitable company.

        And we thank everyone for their support for each of us individually in the past, and we are looking forward to working together and hopefully you will continue to follow us in the periods ahead.

        MR. THOMAS: Well, thank you-all and that ends the teleconference.

        THE OPERATOR: Ladies and gentlemen, thank you for participating in today's conference. This concludes the program. You may all disconnect. Everyone, have a great day.

                         (Conclusion of teleconference.)